UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 15, 2022

Date of Report (Date of earliest event reported)

Pacifico Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40801	86-2422615
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Pacifico Capital LLC 521 Fifth Avenue 17th Floor New York, NY	10175
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 886 8892

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	PAFO	NASDAQ Capital Market
Rights	PAFOR	NASDAQ Capital Market
Units	PAFOU	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on April 5, 2022, Pacifico Acquisition Corp., a Delaware corporation (“SPAC”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Original Agreement”) by and among (i) Caravelle International Group, a Cayman Islands exempted company and a direct wholly owned subsidiary of the Company (“PubCo”), (ii) Pacifico International Group, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iii) Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and (iv) Caravelle Group Co., Ltd., a Cayman Islands exempted company (the “Company”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

On August 15, 2022, the parties entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”).The Merger Agreement amends and restates the Original Agreement in its entirety to, among other things, to (i) eliminate the PIPE investment amount of $60,000,000 as a closing condition, (ii) eliminate the minimum cash amount of $4,000,000 as a closing condition, (iii) reduce the number of directors of PubCo after the Initial Merger and SPAC Merger from 7 to 5, and (iv) change the deadline of the first deposit of the extension payment from August 16, 2022 such that the first extension payment must be wired by September 6, 2022 and reach the trust account by September 13, 2022.

The Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement were made as of the execution date of the Original Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Original Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual statements of fact about the parties.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between SPAC, PubCo and the Company. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, SPAC and PubCo intend to file relevant materials with the SEC, including a registration statement on Form F-4 (the “F-4 Registration Statement”), which will include a proxy statement/prospectus. The proxy statement/prospectus will be sent to all SPAC stockholders. SPAC and PubCo also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SPAC are urged to read the F-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC through the website maintained by the SEC at www.sec.gov or by directing a request to SPAC to c/o Pacifico Capital LLC, 521 Fifth Avenue 17th Floor, New York, NY 10175 or via email at edwardwang@pacificocorp.com.

Participants in the Solicitation

SPAC, PubCo and the Company, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC, PubCo or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the proposed transaction between SPAC, PubCo and the Company. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and SPAC’s, the Company’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on SPAC’s and the Company’s current expectations and beliefs concerning future developments and their potential effects on SPAC, the Company, PubCo or any successor entity of the transaction and include statements concerning (i) the Company’s ability to scale its constellation, (ii) the Company’s ability to meet image quality expectations and continue to offer superior unit economics, (iii) the Company’s ability to become or remain an industry leader, (iv) the Company’s ability to address all commercial applications for new carbon-neutral ocean technology or address a certain total addressable market, (v) expectations regarding cash on the balance sheet following closing and whether such cash will be sufficient to meet the Company’s business objectives and (vi) the expected timing of closing the transaction. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC, PubCo and the Company. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by SPAC’s stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results and business generally, (v) risks that the transaction disrupts current plans and operations of the Company, (vi) changes in the competitive and highly regulated industries in which the Company operates, variations in operating performance across competitors and changes in laws and regulations affecting the Company’s business, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (viii) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (ix) the outcome of any legal proceedings that may be instituted against the Company, PubCo or SPAC related to the Merger Agreement or the transaction, (x) volatility in the price of SPAC’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xii) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products or services, or experience significant delays in doing so, (xiii) the risk that the Company may never achieve or sustain profitability, (xiv) the risk that the Company may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xv) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvi) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s products and services, (xviii) the risk that the Company is unable to secure or protect its intellectual property and (xix) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq, NYSE or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the F-4 Registration Statement discussed above and other documents filed or to be filed by SPAC, PubCo and/or or any successor entity of the transaction from time to time with the SEC (including SPAC’s quarterly filings). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SPAC, PubCo and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of SPAC, PubCo or the Company give any assurance that any of SPAC, PubCo or the Company will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Amended and Restated Agreement and Plan of Merger, dated as of August 15, 2022, by and among SPAC, PubCo, Merger Sub 1, Merger Sub 2 and the Company.
104	Cover Page Interactive Data File (formatted as inline XBRL).

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). SPAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 17, 2022

PACIFICO ACQUISITION CORP.

By:	/s/ Edward Cong Wang
Name:	Edward Cong Wang
Title:	Chief Executive Officer

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